Page 1 of 7

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No.__)*

                         ISLE OF CAPRI CASINOS, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 464 592 104
                            --------------------
                               (CUSIP Number)

                              November 3, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  464592104                                              Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           1,432,100

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,432,100
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,432,100
_____________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.7% (based on 30,478,801 shares outstanding at 9/8/00)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  464592104                                              Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital II, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           157,900

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           157,900
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     157,900
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .51% (based on 30,478,801 shares outstanding at 9/8/00)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  464592104                                              Page 4 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Offshore, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           80,800

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           80,800
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,800
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .26% (based on 30,478,801 shares outstanding at 9/8/00)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  464592104                                             Page 5 of 7

Item 1.   Name of Issuer and Address

          (a) The name of the issuer is Isle of Capri Casinos, a Delaware corporation ("ICC").

          (b) The principal executive offices of ICC are located at 1641 Popps Ferry Road, Biloxi, MI 39532.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

          This statement on Schedule 13G ("Statement") is filed by Performance Capital, L.P., a New York limited partnership ("PCI"), Performance Capital II, L.P., a New York limited partnership ("PCII") and Performance Offshore, Ltd, a Cayman Islands corporation ("POL"; PCI, PCII and POL shall be referred to collectively as the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Performance Capital, LLC, a New York limited liability company ("PCLLC"), is the sole general partner of PCI and Brian Warner is the sole manager of PCLLC. Performance Management, LLC, a New York limited liability company ("PMLLC"), is the sole general partner of PCII and Brian Warner is the sole manager of PMLLC. Performance Management Holding Corp., a Delaware corporation ("PMHC"), is the sole investment manager of POL and Brian Warner is the President and sole director of PMHC. The address of principal business office of PCI, PCII, PCLLC, PMLLC, PMHC and Brian Warner is 767 Third Avenue, 16th Floor, New York, NY 10017. The address of principal business office of POL is Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, B.W.I.

Item 2(d), (e)

This Statement relates to the Common Stock, $.01 per value per share (the "ICC Common Stock") of ICC. The CUSIP number for the ICC Common Stock is 464592104.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

          Not Applicable

Item 4.   Ownership

Item 4(a), (b)

          PCI owns 1,432,100 shares of ICC Common Stock, representing 4.7% of ICC's issued and outstanding shares (based on 30,478,801 shares outstanding at September 8, 2000). PCII owns 157,900 shares of ICC Common Stock, representing .51% of ICC's issued and outstanding shares (based on 30,478,801 shares outstanding at September 8, 2000). POL owns 80,800 shares

                                SCHEDULE 13G

CUSIP No.  464592104                                             Page 6 of 7

of ICC Common Stock, representing .26% of ICC's issued and outstanding shares (based on 30,478,801 shares outstanding at September 8, 2000).

Item 4(c)

          Each Member is the sole beneficial owner of the securities identified in subsection (a) above. PCLLC, as the sole general partner of PCI, has sole voting and dispositive power over the ICC Common Stock owned by PCI. PMLLC, as the sole general partner of PCII, has sole voting and dispositive power over the shares of ICC Common Stock owned by PCII. PMHC, as the sole investment manager of POL, has sole voting and dispositive power over the ICC Common Stock owned by POL.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SCHEDULE 13G

CUSIP No.  464592104                                             Page 7 of 7

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2001

                                   PERFORMANCE CAPITAL, L.P.
                                   By:  Performance Capital, LLC, General
                                        Partner

                                   By:  S/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, Manager


                                   PERFORMANCE CAPITAL II, L.P.
                                   By:  Performance Management, LLC General
                                        Partner

                                   By:  S/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, Manager


                                   PERFORMANCE OFFSHORE, LTD.

                                   By:  S/ CFS COMPANY LTD.
                                   -----------------------------------------
                                        Name:  CFS Company Ltd.
                                        Title: Director